ATLASSIAN APPOINTS JAMES BEER AS CHIEF FINANCIAL OFFICER

McKesson Chief Financial Officer to Join Atlassian Executive Team

SAN FRANCISCO, December 18, 2017 - Atlassian Corporation Plc (NASDAQ:TEAM), a leading provider of team collaboration and productivity software, today announced that James Beer, executive vice president and chief financial officer at McKesson Corporation, will join the company as chief financial officer.

Since 2013, James has overseen all financial functions for McKesson Corporation, a global healthcare services and information technology company, and is a member of its executive committee. Prior to his tenure at McKesson, James spent eight years as the executive vice president and chief financial officer of Symantec Corporation, managing the worldwide finance organization. Previous to his work at Symantec, James was chief financial officer of AMR Corp. and American Airlines, AMR’s principal subsidiary. In his 15 years at American Airlines, James held a variety of management positions in finance and marketing operations, including leading the airline’s European and Asia Pacific businesses. James holds a Bachelor of Science degree in Aeronautical Engineering from Imperial College, London University, and a Master of Business Administration from Harvard Business School. He currently serves on the board of directors for Alaska Air Group, parent company of Alaska Airlines and Virgin America, and ForeScout Technologies, Inc. He is also a member of the Federal Reserve Bank of San Francisco’s Economic Advisory Council.

James will start at Atlassian on February 20, 2018, reporting to Atlassian co-CEO and co-founder, Scott Farquhar. Atlassian’s current chief financial officer Murray Demo will leave the company at the end of January 2018.

“Mike and I are thrilled to bring James’ vast experience and leadership to Atlassian’s team. His track record of scaling businesses and accelerating growth for global leaders across software, aviation and healthcare will serve as a huge addition to Atlassian as we continue our journey of creating better ways to work for the Fortune 500,000,” said Scott Farquhar, Atlassian co-CEO and co-founder. “Also, we would like to thank Murray Demo for his incredible stewardship as Atlassian’s chief financial officer and as a board member over the past 6 years.”

“Atlassian has built a phenomenal company powered by great products, great people and a strong values-driven culture,” said James Beer. “I am very excited to be joining TEAM and look forward to helping the company continue to build upon its previous successes and realize its full potential.”

About Atlassian
Atlassian unleashes the potential of every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 107,000 customers, across large and small organizations - including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA - use Atlassian’s project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn more about products including Jira Software, Confluence, Stride, Trello, Bitbucket and Jira Service Desk at https://atlassian.com.

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